August 25, 2011

Brandon Hill, Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:         Steele Resources Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011, as amended
Form 10-Q for the quarter ended March 31, 2011
Filed May 16, 2011
Form 8-K filed July 6, 2011
File No. 000-53474

Dear Mr. Hill:

Steele Resources Corporation, a Nevada corporation, (“SRC” or the “Company”), is responding to the most recent comments set forth in your letter dated August 10, 2011 relating to SRC’s 2010 Annual Report on Form 10-K filed by SRC on March 31, 2011; SRC’s 2011 Quarterly Report on Form 10-Q filed by SRC on May 16, 2011 for the quarter ended March 31, 2011; and SRC’s current report on Form 8-K filed by SRC on July 6, 2011.  The responses by SRC below have been numbered to correspond with the related comment in your August 10, 2011 letter.

Form 10-K for the fiscal year ended December 31, 2010, as amended

General

COMMENT NO. 1

We note your response to comment one of our letter dated June 8, 2011. Please confirm that your next amendment to your Form 10-K you will set forth the complete text of each item as amended, including the items that were amended in your Form 10-K filed on May 20, 2011.  Of course, to the extent you have further amended disclosure in certain items in response to our comments on your Form 10-K filed on May 20. 2011 or due to superseding events, the disclosure in your next amendment should reflect those changes.

RESPONSE

Amendment No. 2 to the Company’s 2010 Form 10-K now includes amended Items 1, 7, 8 and 13 each of which has been set forth in the second amended 10-K in their entirety.  Each item also reflects those changes requested by the staff in both its comment letter of June 8, 2011 and this comment letter dated August 10, 2011.

Brandon Hill, Attorney Advisor
Re: Steele Resources, Inc.
August 25, 2011

COMMENT NO. 2

Please note that, with each amendment to your Form 10-K and Form 10-Q, you must include new certifications by your principal executive officer and principal financial officer. Please confirm that you will provide new certifications with your amendments to your 2010 Form 10-K and first quarter Form 10-Q.  See Rule 12b-15 of the Securities Exchange Act of 1934.

RESPONSE

Both the second amendment to the Company’s Form 10-K as well as the first amendment to the Company’s Form 10-Q for the quarter ended March 31, 2011 include new CEO/CFO Certifications which are included as Exhibits to the respective amended form.

Business, page 2

Fairview Hunter Mine Project, page 2

COMMENT NO. 3

We note your response to comment four of our letter dated April 26, 2011. We also note that the assignment of the Fairview Hunter Mineral Lease was initially filed as Exhibit 10.2 to your annual report on Form 10-K. Please confirm that you intend to refile exhibit 10.2.

RESPONSE

Please be advised that the complete Fairview Hunter Mineral Lease including the Asset Purchase Agreement referred to in the Assignment of Contract is being refiled as Exhibit 10.1 to the 10-K amendment No.2.

Risk Factors, page 3

Existing stockholders may experience immediate and substantial dilution if and when convertible promissory notes are converted into shares of our common stock, page 5

COMMENT NO. 4

We note your response to comment six from our letter dated June 8, 2011 and your proposed disclosure in MD&A. Please revise to disclose the principal amount of each series of notes outstanding and the conversion price of each series of notes. Also correct the table showing the number of shares into which the convertible notes are convertible to use the conversion price of 35% of the market price rather than 40% of the market price for the November 2010 convertible notes. Make conforming changes to your Form10-Q for the quarter ended March 31, 2011.

Brandon Hill, Attorney Advisor
Re: Steele Resources, Inc.
August 25, 2011

RESPONSE

The additional disclosure requested in this Comment 4 is now set forth in Item 7 at page 20 of the second amended 10-K.  Conforming changes have also been made to the Company’s Form 10-Q for the quarter ended March 31, 2011.  In addition, copies of each Promissory Note issued during the fourth quarter 2010 and the first quarter 2011 have been included as exhibits (Exhibit # 4.1) to the second amended 10-K and first amended Form10-Q for the quarter ended March 31, 2011.

Financial Statements. page 9

COMMENT NO. 5

We note your response to comment three from our letter dated June 8, 2011.  Please revise your presentation for all periods presented to report the number of common shares outstanding on pages F-2, F-3, F-4, and on F-13 and the per share amounts on page F-4 to reflect both the 10 for 1 forward split and 1-for-3 reverse split.  In addition, please revise to provide a note explaining the reverse stock split and ask your auditors why their report is not dual dated for such split.

RESPONSE

Pursuant to your request, the financial statements for the fiscal year 2010 have been revised to reflect both the 10-for-1 forward split and 1-for-3 reverse split.  In addition, an explanatory Note 11 has now been included in the financial notes at page F-16 of the second amended 10-K.

Form 10-Q for the Fiscal Quarter Ended March 31. 2011

Financial Statements. page 3

Note 3 - A&P Project, page 11

COMMENT NO. 6

We note your response to comment ten from our letter dated June 8, 2011.  Refer to the LOI filed in Exhibit 10.6.1 to your Form S-1/A filed May 27, 2011.  Pursuant to the LOI, upon its termination but before a JV Agreement can be established, both parties agree that the deposits would be refundable within 90 days, and INI shall hold its 50% ownership until the initial deposits are refunded. Please disclose the entity in which INI holds a 50% interest, and for which it has proof of ownership, absent a JV agreement.  Additionally, please disclose the payment schedule for the repayment of the $540,000 previously contributed by INCT, if other than the 90 day terms as set forth in the LOI.

Brandon Hill, Attorney Advisor
Re: Steele Resources, Inc.
August 25, 2011

RESPONSE

With regard to the termination of the Joint Venture Agreement with Innocent, Inc. (“INCT”) since such termination occurred in July, 2011 and substantially after the periods covered by both the 2010 10-K and 10-Q for the quarter ended March 31, 2011, these documents have not been amended.  However, this information has been set forth in the Company’s most recent Form 10-Q for the quarter ended June 30, 2011 and is referred to under the Section “Project Financing”, appearing at the end of the first paragraph of the subsection entitled Joint Venture Agreement Governing Exploration and Development of Pony Project and A&P Project at page 25 of that 10-Q. As disclosed, the $540,000 deposit previously paid by INCT will be repaid to INCT within 90 days of the termination of the JV Agreement.    In light of the fact that the joint venture entity was never created, the Company assumes the contractual rights as expressed in the JV Agreement were held by INCT.

Management's Discussion and Analysis of Financial Condition and Results of Operation. page 18

Liquidity and Capital Resources, page 22

COMMENT NO. 7

We note that your October 2010 note's maturity date was April 5, 2011.  Please disclose whether this note was converted or repaid at maturity. To the extent the note was converted, please disclose the conversion price and the aggregate number of shares issued to the note holder.  If the note was not converted or repaid at maturity, please disclose that you were in default of the terms of the note as of April 5, 2011, and discuss any material penalties associated with such default.

RESPONSE

The October 2010 convertible note referred to in this comment (including principal and accrued interest) was converted into 574,185 share of SRC’s common stock on June 24, 2011 at a conversion price of $0.486/share.  In addition the note holder was issued a warrant to purchase 33,334 shares of SRC common stock at an exercise price of $1.50 per share expiring in October 2013.  This information is set forth in the first paragraph appearing under Note 4 to the financial statements contained in SRC’s 10-Q for the quarter ended June 30, 2011.

Form 8-K filed July 6, 2011

COMMENT NO. 8

We note you use the term "mineralized material" in your Form 8-K, filed July 7, 2011.  Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to establish continuity and supporting an estimate of the tonnage and an average grade of the selected metals. Under SEC Industry Guide 7, such a deposit docs not qualify as a reserve until a comprehensive evaluation, based upon unit costs, metallurgical recoveries and other factors concludes economic and legal feasibility. Mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper, as these can be easily confused with reserves. Please note that mineralized material does not include material reported as proven and/or probable reserves, or the tonnages and grade estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators. Please remove your estimates of contained metal from your disclosure.

Brandon Hill, Attorney Advisor
Re: Steele Resources, Inc.
August 25, 2011

RESPONSE

Pursuant to a telephone conversation between Mr. Schuler of the SEC staff and our legal counsel on August 18, 2011, it was agreed that the Company could continue to use the term “mineralized material” so long as a disclaimer was included indicating that such term did not represent proven and/or probable reserves as those terms are defined under SEC Industry Guide 7.  Consequently, the Form 8-K dated July 1, 2011 has been revised to add the disclaimer relating to the use of the term “mineralized material”.  Furthermore, in the phone conversation referred to above, it was agreed that references to specific pounds or ounces of a particular mineral would be eliminated.  However, references to average measured percentage grade of ounces/pounds per ton of each referenced mineral could be disclosed.  Consequently, the second paragraph of the Form 8-K dated July 1, 2011 has been revised as requested.

COMMENT NO. 9

We note you use the term "body of ore" in conjunction with tonnage (quantity) estimates in your disclosure.  Under SEC Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve, which is that part of a mineral deposit that could be economically and legally extracted.  Since an economic determination has not been performed on your property to date, please remove the term ore from your disclosure.

RESPONSE

The use of the phrase “body of ore” appearing in the second paragraph of the July 1, 2011 Form 8-K has been revised to refer to the term “mineralized body”.

We trust the above revisions to the Company’s 2010 Form 10-K, its Form 10-Q for the quarter ended March 31, 2011 and the Company’s Form 8-K dated July 1, 2011 addressed each of the Staff’s comments as set forth in the comment letter dated August 10, 2011.

Sincerely yours,

/s/ David Bridgeford
David Bridgeford, CFO